Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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April 13, 2004

Dear Fellow Employee,

In January, I wrote to you to provide an update on the progress of our financial restructuring and to provide an outline of our proposed equity for debt exchange. I am pleased to report that on April 12, 2004, we filed the proposed terms of this transaction with the Securities and Exchange Commission (SEC).

Most significantly, this offer, if executed as proposed, would reduce Foster Wheeler's existing debt by nearly $500 million, extend the maturities on $150 million of our debt to 2011 and reduce our interest expense by approximately $30 million per year. Our debt repayment schedule will be considerably improved with the elimination of any material scheduled debt maturities over the next five years. We are working hard to complete the exchange offer by the end of May.

This will provide us with an improved financial position and flexibility allowing Foster Wheeler to better compete in the global markets we serve as well as support the growth opportunities of our operating businesses.

The proposed offer, as described in the registration statement filed with the SEC, includes:

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  The exchange of senior secured debt due 2005 for a combination of equity and new senior secured debt due 2011;

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  The exchange of convertible debt and Robbins bonds for equity; and

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  The exchange of trust preferred securities for cash or equity at the option of the holder.

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  In addition, a group of institutional holders of our debt securities have agreed to purchase $120 million of new senior secured notes due 2011 contingent on the closing of the exchange offer on terms satisfactory to such institutional holders. The proceeds will be used to repay the term and revolving debt outstanding under Foster Wheeler's existing credit agreement.

The completion of the exchange offer is subject to, among other things, clearance of the registration statement by the SEC and state securities commissions, and attaining certain minimum participation thresholds. The full text of the SEC filing (called a Form S-4) can be found in the investor relations section of our website (www.fwc.com) under "SEC Filings."

We have made meaningful progress in restructuring the operations and 2003 showed evidence of the positive results of our efforts. The significantly improved balance sheet from this recapitalization will help our global operating companies to achieve their full business potential. I truly appreciate that during this time, we have maintained our focus on continuing to serve our clients. I thank you for your continued commitment as we work together to create a better and stronger Foster Wheeler.

Sincerely,

Raymond J. Milchovich
Chairman, President and Chief Executive Officer